Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the use in this Registration Statement of Blaize Holdings, Inc. on Post Effective Amendment No. 2 to Form S-1 of our report dated April 14, 2025 relating to the financial statements of Blaize Holdings, Inc. (formerly known as BurTech Acquisition Corp.) (“the Company”) which includes an explanatory paragraph as to the Company’s ability to continue as a going concern appearing in this Registration Statement. On January 13, 2025, we were informed by the Company that we would be replaced by UHY following the completion of our audit for the year ended December 31, 2024, issued on April 14, 2025. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Marcum LLP

New York, NY
April 28, 2025